UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

SodaStream International Ltd.

(Exact name of registrant as specified by its charter)

Israel (State or other jurisdiction of incorporation)	001-34929 (Commission File Number)	N/A (I.R.S. Employer Identification No.)

Gilboa Street

Airport City 7019900

Israel

(Address of principal executive offices)

Daniel Birnbaum

Chief Executive Officer

Tel. +972 (3) 976-2317

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Form (“Form SD”) of SodaStream International Ltd. (“SodaStream”, the “Company,” “we” or “us”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2017 to December 31, 2017.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”) that originated in the Democratic Republic of the Congo (the “DRC”) and certain adjoining countries (collectively with the DRC, the “Covered Countries”).

Conclusion Based on Reasonable Country of Origin Inquiry

In accordance with the Rule, for the year ended December 31, 2017, the Company:

•	concluded, in good faith, that SodaStream manufactured, or contracted to manufacture, products (the “Covered Products”) for which the Conflict Minerals are necessary to the functionality or production of those products; and

•	based on its good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals in its Covered Products, the Company had reason to believe that certain of the Conflict Minerals necessary to the functionality or production of the Covered Products may have originated in the Covered Countries and that such Conflict Minerals may not be from recycled or scrap sources.

On the basis of these conclusions, the Company proceeded to exercise due diligence with respect to the source and chain of custody of the Conflict Minerals contained in its Covered Products and has submitted its Conflict Minerals Report (the “Report”) as an exhibit to this Form SD for the reporting period from January 1, 2017 to December 31, 2017. The Report describes the conflict minerals due diligence that the Company has designed and performed. The Report has not been subject to an independent private sector audit.

Based on the information obtained by the Company during the due diligence process, the Company does not have sufficient information, with respect to the Covered Products, to determine the country of origin of all of the Conflict Minerals in all the Covered Products. However, based on the information that has been obtained, to the extent reasonably determinable by the Company, with respect to the smelters and refineries identified by the Company, such countries of origin are believed to include Belgium, Bolivia, Brazil, China, Indonesia, Malaysia, Peru, Poland, Taiwan, Thailand and the USA.

Conflict Minerals Disclosure

Our filings with the Securities and Exchange Commission are available to the public at http://www.sec.gov, on the Israeli Securities Authority’s website at http://www.magna.isa.gov.il and on the Tel Aviv Stock Exchange’s website at http://maya.tase.co.il. The contents of such websites are not part of this Form SD. A copy of the Company’s Report is filed as Exhibit 1.01 herewith and is publicly available at http://sodastream.investorroom.com/ under “SEC Filings.” Unless otherwise stated in this Form SD and the attached Report, any documents, third-party materials or references to websites (including the Company’s) are not incorporated by reference in, or considered to be a part of, this Form SD and the accompanying Report.

1

Forward-Looking Statements

In addition to historical facts, this Form SD and the attached Report contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. All forward-looking statements in this Form SD and the attached Report reflect our current views about future events, are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Many of these factors are beyond our ability to control or predict. Important factors that could cause actual outcomes to differ materially from those contained in any forward-looking statement include those described in the Company’s reports, including its annual report on Form 20-F for the fiscal year ended December 31, 2017, and other forms filed by the Company with or furnished by the Company to the Securities and Exchange Commission. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of SodaStream International Ltd.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SODASTREAM INTERNATIONAL LTD.

Date: May 29, 2018	By:	/s/ Dotan Bar-Natan
Name: Dotan Bar-Natan Title: General Counsel

3